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                                                                  EXHIBIT 99.2

                                 April 15, 2003

Special Committee of the Board of Directors
Sylvan Inc.
333 Main Street
P.O. Box 249
Saxonburg, PA  16056-0249

Ladies and Gentlemen:

         I am writing to express a nonbinding indication of interest to pursue a management-led cash acquisition of Sylvan Inc. I and other members of the management group have the backing of a responsible equity investor group that includes Virgil Jurgensmeyer, Roger Claypoole, Chas. A. Neal & Company, and Snyder Associated Companies and are highly confident that the necessary bank financing will be obtained for the proposed transaction.

         Our current intention would be to offer approximately $11.00 per share in cash for each issued and outstanding share of common stock of Sylvan. Our current intention would be to consummate a transaction on the following terms and conditions.

         1. PRINCIPAL AGREEMENTS. The acquisition would be consummated pursuant to (a) an Agreement and Plan of Merger (the "Merger Agreement") under which Sylvan will be merged with or into an acquisition entity to be formed by us ("Newco") and (b) Stock Voting Agreements (the "Stock Voting Agreements") among Newco and all or most of the owners of 5% or more of the common stock of Sylvan (the "Significant Shareholders").

         2. MERGER AGREEMENT. The Merger Agreement will, among other things:


         (i) provide for a break fee in an amount to be agreed upon, payable to Newco if the merger is abandoned or fails to close as a result of:

                  (a) a material breach (i.e., willful failure to close) by Sylvan or any Significant Shareholder; or

                  (b) acceptance by Sylvan's Board of Directors of a superior bid proposal.

         (ii) provide for a break fee in an amount to be agreed upon, payable to Sylvan if the Merger is abandoned or fails to close as a result of a material breach by Newco.

         (iii) contain representations and warranties of Sylvan that are customary in transactions of this kind.

         (iv) contain a nonsolicitation provision, with a "fiduciary out" clause in the event a superior bid proposal (to be defined) is received and, among other things, counsel to the Special Committee opines in writing that fiduciary duties mandate acceptance of the superior bid proposal.

         (v)      provide for closing conditions, including:

                  (a) closing of Newco's debt financing in an amount not less than $65 million of which approximately $15 million will be subordinated debt;

                  (b) the representations and warranties of Sylvan will be true in all material respects as of the effective date of the merger;

                  (c) no material adverse change in the financial condition, business or prospects of Sylvan will have occurred; and



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                  (d)      all necessary approvals, consents, waivers and
                           clearances (including expiration of waiting periods under the Hart-Scott-Rodino Act) from governmental or other parties shall have been obtained.

         3. STOCK VOTING ("Lock-up") Agreement. Pursuant to the Stock Voting Agreement, the Significant Shareholders will:

                  (i) agree to vote their shares of Common Stock in favor of the merger;

                  (ii) grant an irrevocable proxy to Newco to vote the shares in favor of the merger; and

                  (iii) agree not to sell or otherwise dispose of their shares of Common Stock.

         It will be a condition of Newco's willingness to sign the Merger Agreement that the number of shares of Common Stock that the undersigned, Virgil Jurgensmeyer and other members of Sylvan's management contribute to Newco plus the number of shares of Common Stock subject to Stock Voting Agreements exceed a percentage of the outstanding shares of Common Stock satisfactory to Newco.

         4. DUE DILIGENCE. No special due diligence will be required, although we would expect Sylvan will give Newco access to all facilities and to all books and records of Sylvan and its subsidiaries to permit our lenders to make such inspections as they may require.

         5. SPECIAL MEETING OF SYLVAN STOCKHOLDERS. The Board of Directors of Sylvan will call a special meeting of shareholders to approve the Merger. Sylvan will prepare and file with the SEC a proxy statement and will attempt to obtain the prompt approval of the SEC and following such approval promptly mail the proxy statement and related proxy materials to Sylvan's stockholders. Newco will cooperate with Sylvan in the preparation of the proxy statement.

         6. H-S-R FILING. Promptly following the execution and delivery of the Merger Agreement, Sylvan and Newco will prepare and file with all necessary governmental authorities any and all applications and related materials that may be required to be filed under the H-S-R Act.

         This letter is an indication of interest only and is not intended to be legally binding. We would appreciate a prompt response to this letter from the Special Committee. Time is of the essence, and we are prepared to proceed expeditiously to prepare, negotiate and execute the definitive agreements described above. Thank you for your consideration.


                                               Very truly yours,


                                               /s/ Dennis C. Zensen
                                               Dennis C. Zensen